LAIDLAW INTERNATIONAL ANNOUNCES FINAL RESULTS OF
SELF-TENDER OFFER
NAPERVILLE, Ill., August 11, 2006 — Laidlaw International, Inc. (NYSE:LI) today announced the final results of its modified “Dutch Auction” self-tender offer, which expired at 5:00 p.m., New York City time, on Monday, August 7, 2006.
Laidlaw accepted for purchase 15,557,985 shares of its common stock at a price of $26.90 per share. These shares represent approximately 16 percent of issued and outstanding shares as of August 7, 2006. Because Laidlaw is purchasing all of the shares tendered at or below $26.90, no proration is required.
“We are pleased with the successful completion of our tender offer,” said Kevin Benson, Laidlaw International president and chief executive officer. “It has enabled us to improve our capital structure and achieve leverage ratios which should enhance future shareholder value.”
Laidlaw, through the depositary, paid approximately $419 million for the shares accepted for purchase. With the completion of the tender offer, Laidlaw now has approximately 82.1 million shares of its common stock outstanding.
The tender offer is part of Laidlaw’s previously announced intention to use the proceeds from a new Term B facility to purchase up to $500 million of its common stock through share repurchases. With the successful completion of the tender offer, Laidlaw is authorized by its board of directors to make additional purchases of approximately $81 million of its common stock through open market purchases beginning on the 11th business day after the expiration of the tender offer.
Laidlaw may conduct its share repurchases in the open market, in privately negotiated transactions, through derivative transactions and through purchases made in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934. The repurchase program does not require Laidlaw to acquire any specific number of shares and may be terminated at any time.
Morgan Stanley & Co. Incorporated and UBS Securities LLC served as dealer managers for the self-tender offer. D. F. King & Co., Inc. served as information agent and Mellon Investor Services served as the depositary. Any questions about the self-tender offer may be directed to the D.F. King at (212) 269-5550 (banks and brokerage firms) or (800) 290-6427 (all others toll free).
Certain statements contained in this press release, including statements regarding the status of future operating results and market opportunities and other statements that are not historical facts, are forward-looking statements within the meaning of the Private

Securities Litigation Reform Act of 1995. Such statements involve certain risks, uncertainties and assumptions that include, but are not limited to,
•	Economic and other market factors, including competitive pressures and changes in pricing policies;

•	The ability to implement initiatives designed to increase operating efficiencies or improve results;

•	Costs and risks associated with litigation;

•	Changes in interpretations of existing, or the adoption of new, legislation, regulations or other laws;

•	The potential for rising labor costs and actions taken by organized labor unions;

•	Continued increases in prices of fuel and potential shortages;

•	Control of costs related to accident and other risk management claims;

•	Terrorism and other acts of violence;

•	The ability to produce sufficient future taxable income to allow us to recover our deferred tax assets;

•	The ability to repurchase the Company’s common stock;

•	Potential changes in the mix of businesses we operate; and

•	The inability to earn sufficient returns on pension plan assets thus requiring increased funding.
Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. In light of these risks and uncertainties you are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures the Company makes on related subjects as may be detailed in the Company’s other filings made from time to time with the Securities and Exchange Commission.
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Laidlaw International, Inc. is a holding company for North America’s largest providers of school and inter-city bus transport services and a leading supplier of public transit services. The company’s businesses operate under the brands: Laidlaw Education Services, Greyhound Lines, Greyhound Canada and Laidlaw Transit. The company’s shares trade on the New York Stock Exchange (NYSE:LI). For more information on Laidlaw International, visit the website: www.laidlaw.com.
Contact:
Sarah Lewensohn
Director, Investor Relations
(630) 848-3120